Exhibit 99.1

Akari Therapeutics Granted FDA Rare Pediatric Disease Designation of Nomacopan for the Treatment of Pediatric HSCT-TMA

NEW YORK and LONDON, November 10, 2022 (GLOBE NEWSWIRE) - Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company developing advanced therapies for autoimmune and inflammatory diseases, today announced the U.S. Food and Drug Administration (FDA) has granted the Rare Pediatric Disease Designation to nomacopan for the treatment of pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). The Rare Pediatric Disease Designation is an important addition to the Orphan Drug and Fast Track designations previously granted by the FDA for nomacopan in pediatric HSCT-TMA.

"Families with children who have a hematopoietic stem cell transplant-related TMA face grim prospects with high mortality rates and no approved treatment options," said Rachelle Jacques, President and CEO of Akari. “The Rare Pediatric Disease Designation was created by the FDA because families need so much more than hope for their children, they need meaningful treatment options. We are pleased the FDA has recognized the significant needs that exist for children with HSCT-TMA, and we will continue to urgently pursue our mission to advance nomacopan to approval on their behalf.”

The FDA Rare Pediatric Disease Designation and Voucher Program is a recognition of the significant need that exists for approved treatments in rare pediatric diseases and is intended to encourage development of these treatments. Under this program, a sponsor who receives an approval of a new drug application (NDA) or biologics license application (BLA) for a rare pediatric disease may be eligible for a Priority Review Voucher (PRV). A PRV is valuable because it can be redeemed to obtain priority review for a subsequent marketing application for a different product or may be sold to a third party.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari's lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. Akari's pipeline includes a Phase 3 clinical trial program investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA), as well as pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward- looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies, and prospects as reflected in or suggested by those forward- looking statements are reasonable, we can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:
Eliza Schleifstein
Schleifstein PR (917) 763-8106
eliza@schleifsteinpr.com